August 13, 2010

Via EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Catalyst Health Solutions, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2009

Filed February 25, 2010

Proxy Statement on Schedule 14A

Filed April 23, 2010

File Number: 000-31014

Dear Mr. Rosenberg:

On behalf of Catalyst Health Solutions, Inc. (the “Company”), please find below the Company’s response to the comment letter issued by the staff of the Division of Corporation Finance (the “Staff”) on July 15, 2010. To aid in your review, we have repeated the Staff’s comments followed by the Company’s responses.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 1. Business

Customers, page 7

Comment No. 1

We note your response to our prior comment 2 in your letter dated June 7, 2010. In light of your risk factor disclosure that you depend on a key group of clients for a significant portion of your revenue, please revise your disclosure to provide a brief discussion of the terms of your contracts with these customers, which you suggest are generally consistent.

Response to Comment No. 1

In consideration of the Staff’s comment and the Staff’s comment No. 2 below, the Company proposes to include the following disclosure in its future filings on Form 10-K.

“Our client agreements provide for the pharmacy benefit management services we deliver to our customers, comprised of pharmacy benefit plan and formulary design, pharmacy claims adjudication, access to programs designed to optimize clinical outcomes, access to our pharmacy network for purposes of dispensing prescriptions to clients’ members, mail order pharmacy services, and management of rebates attributable to branded drugs paid by pharmaceutical manufacturers or third party intermediaries. Our client agreements contain negotiated pricing guarantees with respect to drugs dispensed under clients’ plans, negotiated performance guarantees with respect to the administrative services we provide,

Mr. Jim B. Rosenberg

August 13, 2010

and negotiated commitments with respect to rebates payable to our clients. In general, for our institutional clients such as state entities, we agree to pricing, performance guarantees, and/or rebate commitments that are comparatively more favorable to those types of clients compared to the terms for our other clients. Also, we generally agree to invest more in local client support and other customized client services for our largest clients.”

Comment No. 2

If, as you indicate, the terms of your agreements with Wellmark and the State of Maryland are “largely consistent” with those of your other customer contracts, please tell us, with a view towards disclosure, in what respects the terms of these contract differ from your other contracts.

Response to Comment No. 2

In consideration of the Staff’s comment and the Staff’s comment No. 1 above, the Company proposes to include the disclosure set forth in the Company’s response to comment No. 1 above, discussing the differences for these types of customers, in its future filings on Form 10-K.

Item 1A. Risk Factors

“If we lose key clients as a result of competitive bidding….” page 19

Comment No. 3

We note your response to our prior comment 3 in your letter dated June 7, 2010 and reissue the comment in part. Please revise your risk factor disclosure to provide, in addition to your proposed revisions, the portion of your annual revenue that is attributable to agreements that may be up for renewal and re-bid over the next year and disclose the rate of cancellation/non-renewal of your customer agreements.

Response to Comment No. 3

In consideration of the Staff’s comment, the Company proposes to include the following revised risk factor in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2010, and in its future filings on Form 10-K thereafter.

“We are dependent on a group of key customers, and if we lose key clients as a result of competitive bidding for contracts or contract renewals, consolidation of clients or otherwise, our business, profitability, and growth prospects could suffer.

We depend on a group of clients for a significant portion of our revenue. Our top twenty clients generated approximately     % of our revenue for the nine months ended September 30, 2010, including approximately     % from Wellmark Blue Cross Blue Shield of Iowa and approximately     % from the State of Maryland. The clients comprising the top twenty may change periodically, based on volume and other factors.

Substantially all of our contracts with our clients are entered into for a specific term, generally three years, and as a result, on average at any time, one-third of our revenue for the preceding twelve months is attributable to agreements that are

Mr. Jim B. Rosenberg

August 13, 2010

up for renewal and re-bid over the upcoming twelve months. In addition, substantially all of our contracts with our clients are subject to early termination if either party breaches the agreement. As contracts with our clients approach their termination date, our clients either seek to extend the agreement with us for a specified period, or seek competitive bids from us and other providers for a new agreement. Competitive bidding requires costly and time-consuming efforts and, even after we have won such bidding processes, we can expend significant time and effort in proceedings or litigation contesting the adequacy or fairness of these bidding processes. Historically, we have successfully retained the business of more than 90% of our clients who had contracts scheduled to expire at the beginning of a calendar year or with whom we entered into a competitive re-bid during a calendar year. There can be no assurance, however, that we will successfully extend expiring agreements with our clients, that we will win any competitive bid to renew such agreements, or that we will be able to improve or maintain our historic retention rate of existing business. Our business, financial condition or results of operations could be materially adversely affected if we fail to extend or win competitive renewals with a significant number of our top clients.

In addition, over the past several years, self-funded employers, TPAs and other managed care companies have experienced significant consolidation. Consolidations generally reduce the number of clients who may need our services, and can result in our clients being acquired by companies that may not renew, and in some instances may terminate, the acquired client’s contract with us. If a significant number of our key clients are acquired by, or acquires, companies with which we do not have contracts, or if the financial condition of a significant number of our key clients otherwise deteriorates, our business, financial condition or results of operations could be materially adversely affected.”

Item 15. Exhibits, Financial Statement Schedules

Note 16. Related Party Transactions, page F-21

Comment No. 4

We note your response to our prior comment 6 in your letter dated June 7, 2010. In addition to the disclosure to the related party transactions note to your consolidated financial statements that you will make in your next 10-K, please confirm that you will make similar changes to the related party disclosure required by Item 13 of Form 10-K.

Response to Comment No. 4

The Company confirms to the Staff that in addition to the disclosure to the related party transactions note to the consolidated financial statements that will be made in the next Form 10-K, the Company will also make similar changes to the related party disclosure as required by Item 13 of Form 10-K.

Mr. Jim B. Rosenberg

August 13, 2010

Proxy Statement on Schedule 14A filed April 23, 2010

Proposal 3 - Ratification of the Appointment of Independent Registered Public Accounting Firm, page 19

Comment No. 5

We acknowledge your response dated June 16, 2010 to prior comment one in our letter dated June 2, 2010. Please tell us whether or not the results of the claims review engagement performed by PricewaterhouseCoopers were subject or will be subject to their audit procedures during the audits of your financial statements. Refer to Rule 2-01(c)(4) of Regulation S-X.

Response to Comment No. 5

The Company advises the Staff that the results of the claims review engagement performed by PricewaterhouseCoopers LLP were not subject or will not be subject to their audit procedures during the audits of the Company’s financial statements.

Compensation Discussion & Analysis, page 26

Comment No. 6

We note your response to prior comment 3 in your letter dated June 16, 2010. With respect to individual performance measures, you stated that “cash and equity compensation for the named executive officers for 2009 were determined by the Company’s Board of Directors and Compensation Committee using its judgment following a review of various performance factors relating to each such officer’s overall performance and contributions to the Company during 2009, as well as the Company’s financial performance.” You state further that “the level of achievement with respect to such objective is not inexorably tied to the determination of variable incentive compensation awards.” However, in your proxy statement, you include statements such as the following: “Based on Mr. Blair’s performance in 2008 relative to his goals, he was awarded a $400,000 cash bonus and grant of 45,000 shares.” Though achievement of a particular individual objective, as determined as part of your annual planning process, may not be tied to specific compensation awards, to the extent that your board of directors and Compensation Committee considered a named executive officer’s performance relative to such goals in exercising its judgment to determine compensation, please expand your discussion to disclose such goals and the effect of achievement of such goals on actual compensation determinations.

Response to Comment No. 6

In accordance with the Staff’s comment, to the extent that the Company’s board of directors and Compensation Committee considered a named executive officer’s achievements of individual performance goals in exercising their judgment to determine compensation, the Company has provided a proposed form of expanded discussion to be used in future filings to disclose such goals and the effect of achievement of such goals on actual compensation determinations. The expanded discussion (using

Mr. Jim B. Rosenberg

August 13, 2010

2009 disclosure as an example) is enclosed as Exhibit A, and also incorporates the expanded discussion of corporate performance measures sought in Comment No. 7, below. The Company confirms that its board and Compensation Committee did not undertake a purely quantitative assessment of such achievements in translating achievements to compensation.

Comment No. 7

With respect to corporate performance measures, you state that your board and your Compensation Committee “conducts a performance review, taking into account any one or more of the following performance factors: net income, total revenue, earnings per share, gross margin, number of prescriptions processed, client retention rates, number of new members from new client wins, new client implementation success metrics, acquisition integration milestones, consummation of an acquisition(s), specific cost reduction strategies or benchmarks, specific strategic initiatives, or any combination of these factors.” You state further that “the calculation of the 2009 cash and equity incentive awards paid to the named executive officers was ultimately made through the exercise of judgment by the Board of Directors and Compensation Committee, with input from management, of each such officer’s achievements with respect to the foregoing performance metrics.” It appears, in light of these statements and others included in your proxy statement, that achievement of certain corporate performance factors was a material element of the Compensation Committee. Accordingly, please expand your disclosure to disclose specifically, and quantitatively as applicable, the targets for each performance metric and the achievement of each performance metric. Please also include a discussion of how the level of achievement of each corporate performance metric impacted the compensation determinations of your Compensation Committee and your board of directors.

Response to Comment No. 7

In accordance with the Staff’s comment, the Company has provided an expanded discussion, attached as Exhibit A, to disclose specifically, and quantitatively as applicable, the targets for each corporate performance metric, the achievement of each such corporate performance metric, and the manner in which the level of achievement of each corporate performance metric impacted the compensation determination of the Company’s board of directors and Compensation Committee as to each named executive officer.

If you have any questions concerning this submission, please telephone me at 301-548-2931.

Very truly yours,

/s/ Hai V. Tran
Hai V. Tran
Chief Financial Officer

Mr. Jim B. Rosenberg

August 13, 2010

Exhibit A

2009 Corporate Performance Review by the Compensation Committee

For fiscal 2009, cash and equity incentive awards for our named executive officers were made by our Board of Directors and Compensation Committee, using their independent judgment, and depending upon the specific responsibilities of each named executive officer, and taking into account each such officer’s achievements with respect to any one or more of our corporate performance objectives.

Our core corporate performance objectives and achievements for 2009 were as follows:

	2009 Target	2009 Actual

Revenues	$2.9 billion	$2.9 billion

Net Income	$59.2 million	$65.2 million

Client Retention Rate	95%	97%

New Revenue through sales	400,000 lives	—

In addition, 2009 non-quantitative corporate objectives included execution of extensions with key clients, re-engineering of the corporate structure, continuing to distinguish our services from other PBMs, fully integrating our previous acquisitions, developing a program to optimize the Company formulary, positioning the Company for growth in 2010, investment by the Company in emerging healthcare service business lines, and recruiting and development of senior leadership for the Company.

In 2009, as indicated above, the Compensation Committee found that the Company had succeeded in achieving performance levels in excess of the minimum required for revenues, net income and client retention. It also determined that the Company had met its goal of achieving new revenue through additional sales to new and existing clients. The Compensation Committee found that all of the above non-quantitative objectives also had been materially achieved by the Company for purposes of compensation of the named executive officers. The relative evaluation factors considered by the Compensation Committee with respect to each named executive officer for the achievement of corporate objectives is discussed below for each officer.

2009 Individual Performance Reviews by the Compensation Committee

In addition to determining achievement of corporate performance objectives, the Board of Directors and Compensation Committee also take into account the achievement by our named executive officers of individual goals, which goals vary for each of our named executive officers based upon each individual’s job responsibilities, and which are intended to provide an incentive for the named executive officer to help us achieve our corporate goals. However, the amount of the cash and equity incentive awards to be paid to each named executive officer is ultimately made following a subjective evaluation by our Board of Directors and Compensation Committee. A discussion of the 2009 individual goals for each named executive officer is set forth below.

Mr. Jim B. Rosenberg

August 13, 2010

Chief Executive Officer Compensation

The Compensation Committee conducted a performance review in February 2009 that considered the Company’s financial, strategic and operational achievements in 2008. In its review, the Compensation Committee noted that Mr. Blair had taken on increased responsibilities for continued growth and completed two acquisitions. Compared to 2007, the Company’s net income in 2008 grew by 28%, revenues increased by 37% and the Company realized a client retention rate in excess of 97%. Based on Mr. Blair’s performance in 2008 relative to his goals, he was awarded a $400,000 cash bonus and grant of 45,000 shares. To reflect a conservative approach in the current economic climate, Mr. Blair proposed that the base salaries of the senior executives be maintained at 2008 levels. This approach was approved by the Compensation Committee and unanimously adopted by the Board. Consistent with this approach, Mr. Blair’s base salary for 2009 remained at $495,000.

In its review of Mr. Blair for his 2009 performance, the Compensation Committee noted that Mr. Blair had taken on increased responsibilities for continued growth and completed the successful integration of two prior acquisitions, as well as completing an acquisition in 2009. Compared to 2008, the Company’s net income in 2009 grew by 29%, revenues increased by 14% to $2.9 billion and the Company realized a client retention rate in excess of 97%. In addition, the Company was recognized in the 100 Fastest Growing Companies by Fortune Magazine for the second consecutive year. The compensation consultant’s report indicated that Mr. Blair’s salary, bonus and stock compensation was significantly below the 50th percentile of his peer group. The Committee determined that Mr. Blair’s compensation should be adjusted to address the peer group, and to take into account the fact that the Committee had maintained his 2009 salary at 2008 levels to reflect the economic climate at that time. Based on the Company performance and Mr. Blair’s outstanding performance in driving the achievements of the Company, with respect to the 2009 performance year, following consideration and weighting of the foregoing factors by the Committee, he was awarded a $775,000 cash bonus, a grant of 60,000 shares, and his salary was adjusted to $795,000 for 2010.

The individual goals for Mr. Blair, our Chief Executive Officer mirrored the corporate objectives. Specifically, Mr. Blair had no individual goals that were not referred to in the corporate goals because, as the senior executive of the Company, overall corporate performance directly reflects Mr. Blair’s individual performance. In addition to achieving the quantitative goals, Mr. Blair’s work in achieving the non-quantitative goals of securing key client contract extensions, positioning the Company for growth in 2010, the successful integration of two prior acquisitions, as well as completion of an acquisition in 2009, and his recruitment and development of senior leadership led the Committee to conclude that Mr. Blair achieved all of his performance goals. As all corporate goals were achieved, the Committee did not assign specific percentages to specific corporate achievements.

Mr. Jim B. Rosenberg

August 13, 2010

Compensation for the Other Named Executive Officers

On August 3, 2009, the Company entered into an employment agreement with Richard A. Bates who joined the Company as Executive Vice President. Mr. Bates’ employment agreement provides for a 4-year term commencing on the first day of his employment, effective August 3, 2009. Mr. Bates’ employment agreement provides for a base salary of $380,000. It also provides for target ranges for annual cash and stock incentive awards, with Mr. Bates’ annual cash incentive award target ranging from 0% to 150% of his base salary, with a 75% of base salary target, and his potential annual restricted stock incentive award ranging from 0 to 40,000 shares, with a target of 20,000 shares. In addition, pursuant to his employment agreement, Mr. Bates received a restricted stock grant covering 60,000 shares of our common stock. The grant was subject to the terms of a restricted stock agreement and our equity plan, including a four year vesting schedule. Mr. Bates’ accomplishments in his first year were important contributors to the success of the Company in 2009. He was instrumental in key customer successes and in the recruitment of professionals aligning the Company for future growth.

Mr. Bates joined in mid-year 2009 and was hired specifically to bolster the Company’s efforts to achieve its corporate objectives, and the Compensation Committee concluded that the successful achievement of corporate objectives were due in no small part to Mr. Bates’ efforts and therefore accounted for virtually all of the Compensation Committee’s assessment of Mr. Bates’ performance for the year. His individual efforts related to his identification and support of strategic investments, the formulary optimization program, the recruitment of senior leadership, positioning the Company for growth in 2010 and the streamlining of our clinical program development also contributed to the Compensation Committee’s compensation decision concerning Mr. Bates, although the Compensation Committee did not assign specific percentages to Mr. Bates’ individual achievements. Due to his exceptional performance, the Compensation Committee concluded he should receive the highest range of his bonus target.

Mr. Grujich’s 2008 compensation consisted of a base salary of $345,000 and provided for target ranges for annual cash and stock incentive awards, with Mr. Grujich’s annual cash incentive award target ranging from 0% to 150%, with a 75% of base salary target, and his potential annual restricted stock incentive award ranging from 15,000 to 25,000 shares, with a target of 20,000. In 2009, Mr. Grujich’s strengths continued to revolve around his work ethic, leadership skills and extensive knowledge of the PBM industry. His review took into account these strengths as well as the accomplishments of his service teams. Mr. Grujich also contributed to the achievement by the Company of its overall client retention objective of 95% in 2009.

The Committee focused more on the achievement of individual goals for Mr. Grujich. His individual goals, set in the beginning of 2009, included supporting sales efforts for key new clients and key client renewals, developing a specialty pharmacy offering, increasing penetration of the mail facility, reducing certain third party processing expenses, guiding the Company through a SAS 70 Type II review, and establishing a three year information technology plan. The Compensation Committee concluded that Mr. Grujich had succeeded in guiding the Company through the SAS 70 Type II review, reducing certain processing expenses, supporting certain successful new client efforts, and increasing mail penetration. The Compensation Committee therefore determined, without assigning specific percentages to specific achievements of goals, that Mr. Grujich should receive 50% of his target bonus.

Mr. Jim B. Rosenberg

August 13, 2010

Mr. Tran’s 2008 compensation consisted of a base salary of $295,000 and provided for target ranges for annual cash and stock incentive awards, with Mr. Tran’s annual cash incentive award target ranging from 0% to 100% of his base salary, with a 50% of base salary target, and his potential annual restricted stock incentive award ranging from 10,000 to 20,000 shares, with a target of 15,000 shares. In 2009, the goal of the Compensation Committee was to bring Mr. Tran closer to the midrange of CFOs in the peer group, recognize the accomplishments of Mr. Tran and his direct reports and put Mr. Tran’s annual targeted compensation package at the 50th percentile of our peer group. In 2009, Mr. Tran continued to provide leadership over the Company’s accounting and finance groups and contributed to improved financial information reporting.

The Committee focused on Mr. Tran’s individual goals in reviewing and determining his compensation. The material individual goals for Mr. Tran, our Chief Financial Officer and Treasurer, set in the beginning of 2009, included helping to achieve budgeted net income of at least $59.2 million, enhancing our investor relations program, improving timeliness of financial information, implementing a new budgeting and reporting system, renewing our credit facility at market competitive terms, and achieving revenue and operating income targets for certain of our subsidiaries. The Compensation Committee concluded that Mr. Tran had succeeded in enhancing our investor relations program, improving timeliness of financial information, implementing a new budgeting and reporting system, and renewing our credit facility at market competitive terms. The Compensation Committee therefore determined, without assigning specific percentages to specific achievements of goals, that Mr. Tran should receive 78% of his target bonus.

Mr. Metge’s 2008 compensation consisted of a base salary of $310,000 and provided for target ranges for annual cash and stock incentive awards, with Mr. Metge’s annual cash incentive award target ranging from 0% to 60% of his base salary, with a target of 30% of his base salary, and his potential annual restricted stock incentive award ranging from 0 to 10,000 shares, with a target of 5,000 shares. In 2009, Mr. Metge’s leadership of the legal department, ability to mitigate business risk and responsiveness to matters in the legal domain led the Compensation Committee’s decision to accept the recommendations for Mr. Metge.

The Committee focused on Mr. Metge’s individual goals rather than corporate goals in reviewing and determining his compensation. The individual goals for Mr. Metge, set in the beginning of 2009, included: restructuring of the delivery of legal services within the Company, obtaining successful results on certain litigation matters, integrating subsidiary legal functions, assuming responsibility for risk management, and adhering to budget for controllable outside legal expenses. The Compensation Committee concluded that Mr. Metge had materially achieved his individual goals. The Compensation Committee therefore determined, without assigning specific percentages to specific achievements of individual goals, that Mr. Metge should receive 100% of his target bonus.

In determining the compensation of the above executive officers for 2009, the Compensation Committee met privately and with the Board as a whole, met with Mr. Blair, and had extended discussions with him to review and consider the performance appraisals and base salary and bonus recommendations presented by Mr. Blair for Messrs. Bates, Grujich, Tran and Metge. After significant study and consideration of the Company’s overall performance and the individual contributions of each executive with respect to the success of the Company (including the factors described above), the Compensation Committee and the Board accepted the

Mr. Jim B. Rosenberg

August 13, 2010

recommendations and base salaries for Messrs. Bates, Grujich, Tran and Metge were increased to $450,000, $355,000, $310,000 and $325,500, respectively. The Compensation Committee and the Board of Directors approved recommended awards to Messrs. Bates, Grujich, Tran and Metge of cash incentives of $427,500, $130,000, $115,000, and $93,000, respectively. In addition, with respect to the 2009 performance year, in February 2010, Messrs. Bates, Grujich, Tran and Metge were awarded grants of 15,000, 10,000, 10,000 and 7,500 restricted shares, respectively. Salary increases for 2010 and bonuses and restricted stock awards for 2009 performance were determined largely with reference to the factors mentioned above and the same quantifiable goals and objectives related to earnings, prescription claims volume growth and client retention that are shared by all bonus eligible employees, including our Chief Executive Officer.